UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C-AR
UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
HPEC, Inc.

Legal status of issuer
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
June 7, 2019

Physical address of issuer
13727 SW 152nd Street #671
Miami, FL 33177

Website of issuer
www.hpec.com

Current number of employees
1

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$174,910	$412,672
Cash and Cash Equivalents	$145,277	$387,289
Accounts Receivable	$0	$0
Short-term Debt	$	$0
Long-term Debt	$	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Form C-AR

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by HPEC, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.hpec.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 10, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

HPEC, Inc. (the "Company" or "HPEC") is a Delaware Corporation, formed on June 7, 2019.

The Company is located at 13727 SW 152ns Street #671, Miami, FL 33177

The Company's website is www.hpec.com

The information available on or through our website is not a part of this Form C-AR.

Business

The corporate practice medicine is increasingly infringing on the physician patient relationship and it is in direct conflict with the Hippocratic Oath that physicians took. The HPEC platform aims to leverage self-sovereign identity technology (SSI) in order to eliminate that conflict and re-align values. SSI gives physicians ownership of their personal and professional data, this will reduce the influence of third parties that do not provide value to the doctor patient relationship. SSI is a new way to give individuals agency and autonomy over their interaction with the digital world.

SSID's provide opportunities that expand across future healthcare applications including health record management, payments, physician advertising, digital health, telemedicine and more, but the first and most important use case lies in physician credentialing and identity as it is a necessary, timely and sustainably revenue generating application of this new technology. Billions of healthcare dollars are spent annually on physician identity, and credential data management, yet highly accurate physician directories do not exist. All current systems to address this issue are highly inaccurate, administratively wasteful, and have a critical dependence on the physician's volunteer participation. The physicians time is valuable, and therefore it has been difficult to incentivize physicians to keep their data accurate. Blockchain enabled self-sovereign digital identities (SSID's) provide an opportunity for physicians to regularly and seamlessly update their information in an accurate and cryptographically secure and shareable way.

Importantly SSID's can provide many desired connection, collaboration and communication services that physicians need, which will incentivize them to participate in keeping the information accurate in exchange for these services. SSID's create an opportunity for physicians to store and keep their portable verifiable credentials (VC's) which will reduce the time it takes to change jobs or insurance networks, so they can get to work quickly in order to spend more time caring for patients. Time is something both the patient and physician community highly value.

The HPEC platform also provides an opportunity for physicians to be paid directly for the services, and to have their reputation and performance measured and rewarded. It allows physicians to communicate about patient care among each other directly without the friction and security risks associated with legacy health record systems.

RISK FACTORS

Limited Operating History

The Company was formed in 2019, has no historical operating results and we will not commence operations in the near future. As a result of our limited operating history, our ability to forecast our future operating results is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties (which we use to plan our business) are incorrect or change due to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our businesscould suffer.

The product offering is still under development and may undergo significant changes over time.

Our product (the "Platform") is complex, novel and untested. Its creation requires the integration of multiple existing technologies, as well as the development of new software. The development and maintenance of our multiple could lead to unanticipated and substantial costs, delays or other operational or financial difficulties. There can be no assurance that we will have the financial and technological resources necessary to complete the development of our product offering if its development costs more than we have estimated or requires technology and expertise that we do not have and cannot develop. There is a possibility that our product offering may never be launched and even if we are able to develop our product offering as contemplated, we may not be able to

develop it on a timely basis. Any of these factors could materially adversely affect our ability to commercialize and generate any revenue
from our proposed product offering.

We may experience systems failures or capacity constraints that could materially harm our ability to conduct our operations and execute our business strategy.

We will be heavily dependent on the capacity, reliability and security of the computer and communications systems and software supporting our operations. We plan to receive and/or process a large portion of our services through electronic means, such as through public and private communications networks. Our systems, or those of our third- party providers, may fail, be shut down or, due to capacity constraints, operate slowly.
If any of our systems do not operate properly, are compromised or are disabled, including as a result of system failure, employee or customer error or misuse of our systems, we could suffer financial loss, liability to customers, regulatory intervention or reputational damage that could affect demand by current and potential users of our market.

Our business will be adversely affected if we are unable to attract and retain talented employees, including sales, technology and development professionals.

Our business operations will require highly specialized knowledge of technological innovation. If we are unable to hire or retain the services of talented employees, including executive officers, other key management and sales, technology, and development professionals, we would be at a competitive disadvantage. In addition, recruitment and retention of qualified staff could result in substantial additional costs. The loss of the services of one or more of our executive officers or other key professionals or our inability to attract, retain and motivate qualified personnel, could have a material adverse effect on our ability to operate our business.

We have not identified all the persons that we will need to hire to provide services and functions critical to the development of the business and no assurance can be given that we will be able to hire the necessary persons on acceptable terms, if at all.

Our business is in its developmental stage and we have not identified all the persons that we will need to hire to provide services and functions critical to the development of the business. If we are unable to hire persons with the necessary expertise on terms acceptable to us then we will not be able to develop the Platform as contemplated. Further, even if we are able to hire such service providers, they might be unable to meet our specifications and requirements, which could have a material adverse effect on our ability to develop and launch our business plan.

Our compliance and risk management programs might not be effective and may result in outcomes that could adversely affect our reputation, financial condition and operating results.

Our ability to comply with applicable laws and rules is largely dependent on our establishment and maintenance of compliance, review and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We face the risk of significant intervention by regulatory authorities, including extensive examination and surveillance activity. c

Operational risks, such as misconduct and errors of our employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm.

Our employees and agents could engage in misconduct which may include conducting in, and concealing unauthorized activities, improper use, or unauthorized disclosure of confidential information. This may not be easily foreseen or detected in a timely manner. Our ability to detect and prevent errors or misconduct by entities with which we do not always have control over, or knowledge about, makes it impossible to deter misconduct by our employees. The precautions we take to prevent and detect this activity may be ineffective misinformed or may be limited further by other unknown or unforeseen activities. Such misconduct could subject us to financial losses or regulatory sanctions and materially harm our reputation, financial condition, and operating results.

If we do not keep pace with technological changes, our solutions may become less competitive and our business may suffer.

Our market is characterized by rapid and sudden technological change, frequent product and service innovation and evolving industry standards. If we are unable to provide enhancements and new features for our existing solutions or new solutions that achieve market acceptance or that keep pace with these technological developments, our business could be adversely affected. The success of enhancements, new features and solutions depends on several factors, including the timely completion, introduction and market acceptance of the enhancements or new features or solutions. Failure in this regard may significantly impair our revenue growth. In addition, because our solutions are designed to operate on a variety of systems, we will need to continuously modify and enhance our solutions to keep pace with changes in internet-related hardware, software, communication, browser and database technologies. We may not be successful in either developing these modifications and enhancements or in bringing them to market in a timely fashion. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Any failure of our solutions to keep pace with technological changes or operate effectively with future network platforms and technologies could reduce the demand for our solutions, result in customer dissatisfaction and adversely affect our business.

General global market and economic conditions may have an adverse impact on the Company's operating performance, results of operations and/or cash flow.

The Company may be affected by general global economic and market conditions. Challenging economic conditions worldwide have from time to time, contributed to, and may continue to contribute to, slowdowns in the information technology industry at large. Weakness in the economy could have a negative effect on the Company's business, operations and financial condition, including decreases in revenue and operating cash flow, and inability to attract future equity and/or debt financing on commercially reasonable terms. Suppliers on which the Company relies for servers, bandwidth, location and other services could also be negatively impacted by economic conditions that, in turn, could have a negative impact on the Company's operations or expenses. There can be no assurance, therefore, that current economic conditions or worsening economic conditions or a prolonged or recurring recession will not have a significant, adverse impact on the Company's business, financial condition and results of operations, and hence and the products that are yet to be developed and the ability to develop.

We may have difficulty executing our growth strategy and maintaining our growth effectively

Our growth requires additional investment in personnel, facilities, information technology infrastructure, and data management systems and controls, and may place a significant strain on our management and resources. Our growth strategy also may subject us to increased legal, compliance and regulatory obligations.

We cannot assure you that our compliance policies and procedures will always be effective or that we will always be successful in monitoring or evaluating our risks.

In the case of alleged non-compliance with applicable laws or regulations, we could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages, which could be significant. Any of these outcomes may adversely affect our reputation, financial condition and operating results.

The loss of key personnel could have a material adverse effect on us.

Our success depends solely on the continued services of key personnel who have extensive market knowledge and long-standing industry relationships. In particular, our reputation among and our relationships with key industry leaders are the direct result of a significant investment of time and effort to build credibility in a highly specialized industry.

We will need to continue to upgrade, expand and increase the capacity of our systems as our business grows and as we execute our business strategy.

Although many of our systems are designed to accommodate additional volume and products and services without redesign or replacement, we will need to continue to make significant investments in additional hardware and software to provide processing services. If we cannot increase the capacity and capabilities of our systems to accommodate an increasing volume of transactions and to execute our business strategy, our ability to maintain or expand our businesses would be adversely affected.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success substantially depends upon our proprietary methodologies and other intellectual property rights. Unauthorized use of our trade secret by third parties may damage our brand and our reputation. We rely on a trade secret laws, employee and third-party non-disclosure and non-competition agreements and other methods to protect our intellectual property.

However, unauthorized parties may attempt to copy or obtain and use our technology to develop products with the same functionality as our solutions. We cannot assure you that the steps we take to protect our intellectual property will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to protect our intellectual property. United States federal and state intellectual property laws offer limited protection, and the laws of some countries provide even less protection. Moreover, changes in intellectual property laws, such as changes in the law regarding the patentability of software, could also impact our ability to obtain protection for our solutions. In addition, patents may not be issued with respect to our pending or future patent applications. Those patents that are issued may not be upheld as valid, may be contested or circumvented, or may not prevent the development of competitive solutions.

We might be required to spend significant resources and divert the efforts of our technical and management personnel to monitor and protect our intellectual property. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Any failure to secure, protect and enforce our intellectual property rights could seriously adversely affect our brand and adversely impact our business.

We rely on the services of third-party data center hosting facilities. Interruptions or delays in those services could impair the delivery of our service and harm our business.

Our platform has been developed with, and is based on, cloud computing technology. It is hosted pursuant to service agreements on servers by third-party service providers. We do not control the operation of these providers or their facilities, and the facilities are vulnerable to damage, interruption or misconduct. Unanticipated problems at these facilities could result in lengthy interruptions in our services. If the services of one or more of these providers are terminated, disrupted, interrupted or suspended for any reason, we could experience disruption in our ability to offer our solutions, or we could be required to retain the services of replacement providers, which could increase our operating costs and harm our business and reputation. In addition, as we grow, we may move or transfer our data and our customers' data to other cloud hosting providers. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service. Further, any damage to, or failure of, the cloud servers that we use could result in interruptions in our services. Interruptions in our service may damage our reputation, reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our renewal rates and our ability to attract new customers. Our business would be harmed if our customers and potential customers believe our service is unreliable.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe our corporate culture is a critical component to our success. We have invested substantial time and resources in building our team. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and effectively focus on and pursue our corporate objectives.

Data security concerns and laws or other domestic or foreign regulations may reduce the effectiveness of our solutions and adversely affect our business.

We manage digital assets containing confidential information regarding customers. Privacy and data security are rapidly evolving areas of regulation, and additional regulation in those areas, some of it potentially difficult and costly for us to accommodate, is frequently proposed and occasionally adopted. Changes in laws restricting or otherwise governing data and transfer thereof could result in increased costs and delay operations.

In addition to government activity, the technology industry and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. If the processing of private and confidential information were to be curtailed in this manner, our software solutions may be less effective, which may reduce demand for our solutions and adversely affect our business. Furthermore, government agencies may seek to access sensitive information that our customers upload to our service providers or restrict customers' access to our service providers. Laws and regulations relating to government access and restrictions are evolving, and compliance with such laws and regulations could limit adoption of our services by customers and create burdens on our business. Moreover, regulatory investigations into our compliance with privacy-related laws and regulations could increase our costs and divert management attention.

If we or our service providers fail to keep our customers' information confidential or otherwise handle their information improperly, our business and reputation could be significantly and adversely affected.

If we fail to keep customers' proprietary information and documentation confidential, we may lose existing customers and potential new customers and may expose them to significant loss of revenue based on the premature release of confidential information. While we have security measures in place to protect customer information and prevent data loss and other security breaches, these measures may be breached as a result of third-party action, employee error, malfeasance or otherwise. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

In addition, our service providers (including, without limitation, hosting facilities, disaster recovery providers and software providers) may have access to our customers' data and could suffer security breaches or data losses that affect our customers' information. If an actual or perceived security breach or premature release occurs, our reputation could be damaged and we may lose future sales and customers. We may also become subject to civil claims, including indemnity or damage claims in certain customer contracts, or criminal investigations by appropriate authorities, any of which could harm our business and operating results. Furthermore, while our errors and omissions insurance policies include liability coverage for these matters, if we experienced a widespread security breach that impacted a significant number of our customers for whom we have these indemnity obligations, we could be subject to indemnity claims that exceed such coverage.

We may need to raise additional capital, which may not be available to us.

We will require substantial funds to support the implementation of our business plan. Our future liquidity and capital requirements are difficult to predict as they depend upon many factors, including the success of our solutions and competing technological and market developments. In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions, a decline in the level of customer prepayments or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons, and we may not be able to timely secure additional debt or equity financing on favorable terms, or at all. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

We operate and offer our services in many jurisdictions and, therefore, may be subject to federal, state, local and foreign taxes that could harm our business.

As an organization that operates in many jurisdictions in the United States and around the world, we may be subject to taxation in several jurisdictions with increasingly complex tax laws, the application of which can be uncertain. The authorities in these jurisdictions, including state and local taxing authorities in the United States, could successfully assert that we are obligated to pay additional taxes, interest and penalties. In addition, the amount of taxes we pay could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and operating results. The authorities could also claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and the results of our operations. In addition, we may lose sales or incur significant costs should various tax jurisdictions impose taxes on either a broader range of services or services that we have performed in the past. We may be subject to audits of the taxing authorities in any such jurisdictions that would require us to incur costs in responding to such audits. Imposition of such taxes on our services could result in substantially unplanned costs, would effectively increase the cost of such services to our customers and could adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed.

Some of the jurisdictions in which we operate may give us the benefit of either relatively low tax rates, tax holidays or government grants, in each case that are dependent on how we operate or how many jobs we create and employees we retain. We plan on utilizing such tax incentives in the future as opportunities are made available to us. Any failure on our part to operate in conformity with applicable requirements to remain qualified for any such tax incentives or grants may result in an increase in our taxes. In addition, jurisdictions may choose to increase rates at any time due to economic or other factors. Any such rate increase could harm our results of operations.

In addition, changes to U.S. tax laws that may be enacted in the future could impact the tax treatment of our foreign earnings. Due to expansion of our international business activities, any changes in the U.S. taxation of such activities could increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

We are subject to general litigation that may materially adversely affect us.

From time to time, we may be involved in disputes or regulatory inquiries that arise in the ordinary course of business. We expect that the number and significance of these potential disputes may increase as our business expands and our company grows larger.

While our agreements with customers limit our liability for damages arising from our solutions, we cannot assure you that these contractual provisions will protect us from liability for damages in the event we are sued. Although we may carry general liability insurance coverage, our insurance may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liability that may be imposed. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, and result in the diversion of significant operational resources. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, financial condition, results of operations and prospects.

We are controlled by our Chief Executive Office/founder, whose interests may differ from those of the other shareholders.

As of the date of this Offering, our Founder, Leah Houston, MD beneficially owns 96% shares of our Common Stock, and her majority ownership will continue even after this Offering is completed. Therefore, Dr. Houston is now and will be in the future in a position to elect or change the members of the board of directors and to control our business and affairs including certain significant corporate actions, including but not limited to acquisitions, the sale or purchase of assets and the issuance and offering of our shares. The Company also may be prevented from entering into transactions that could be beneficial to the other holders of the shares without Dr. Houston's consent. Dr. Houston's interests might differ from the interests of other shareholders.

We may never have a public market for our common stock or may never trade on a recognized exchange. Therefore, you may be unable to liquidate your investment in our stock.

There is no established public trading market for our securities. Our shares are not and have not been listed or quoted on any exchange or quotation system.

We have broad discretion in the use of the net proceeds from our offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from our offering. We will have broad discretion in the application of the net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest the net proceeds from our offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

Blockchain is a nascent and rapidly changing technology.

The development of blockchain networks is a new and rapidly evolving industry that is subject to a degree of uncertainty. Factors affecting the further development of the blockchain industry include:

- continued worldwide growth in the adoption and use of blockchain networks and assets;
- the maintenance and development of the open-source software protocol of blockchain networks;
- changes in consumer demographics and public tastes and preferences;
- the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
- the general economic environment and conditions relating to blockchain networks and assets.

The application of distributed ledger technology is novel.

Blockchain is an emerging technology that offers new capabilities which are still evolving. In most cases, software used by blockchain asset issuing entities is in an early development stage. There is no assurance that the process for receiving, use and ownership of blockchain assets will be uninterrupted or error-free and there is an inherent risk that the software, network, blockchain assets and related technologies and theories could contain undiscovered technical flaws or weaknesses, the cryptographic security measures that authenticate transactions and the distributed ledger could be compromised, and breakdowns and trading halts could cause the partial or complete inability to use or loss of blockchain assets.

Similar to any technology network, blockchain networks may be the target of malicious cyber-attacks or may contain exploitable flaws, which may result in security breaches and the loss or theft of blockchain assets.

Most blockchain networks operate based on some form of open-source software. An open- source project is not represented, maintained or monitored by an official organization or authority. The open-source nature of blockchain network software, such as the Ethereum network, means that it may be difficult for the Company to maintain or develop blockchain networks. Developers and other contributors to blockchain network protocols like Ethereum are generally not directly compensated for their contributions in maintaining and developing the protocol. If the awards and fees paid for maintenance of a network are not sufficiently high to incentivize miners, miners may respond in a ways that reduces confidence in the blockchain network. To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the blockchain until a block is solved by a miner who does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in the blockchain network and its assets.

Blockchain networks may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software. Third parties not affiliated with the Company may introduce weaknesses or bugs into the core infrastructure elements of the Company's blockchain network and open-source code which may result in the loss or theft of blockchain assets. Such events may result in a loss of trust in the security and operation of blockchain networks and have a negative impact on the Company.

We are subject to compliance with securities law, which exposes us to potential liabilities, including potential rescission rights.

We may offer to sell our capital to investors pursuant to certain exemptions from the registration requirements of the Securities Act, as well as those of various state securities laws.

The basis for relying on such exemptions is factual; that is, the applicability of such exemptions depends upon our conduct and that of those persons contacting prospective investors and making the Offering. We may not seek any legal opinion to the effect that any such offering would be exempt from registration under any federal or state law. Instead, we may elect to relay upon the operative facts as the basis for such exemption, including information provided by investor themselves.

If any such offering did not qualify for such exemption, an investor would have the right to rescind its purchase of the securities if it so desired. It is possible that if an investor should seek rescission, such investor would succeed. A similar situation prevails under state law in those states where the securities may be offered without registration in reliance on the partial preemption from the registration or qualification provisions of such state statutes under the National Securities Markets Improvement Act of 1996. If investors were successful in seeking rescission, we would face severe financial demands that could adversely affect our business and operations. Additionally, if we did not in fact qualify for the exemptions upon which it has relied, we may become subject to significant fines and penalties imposed by the SEC and state securities agencies.

Investors may lack information for monitoring their investment.

Shares of common stock does not have any information rights attached to them (other than certain rights to Company information afforded equity holders under Delaware law), and investors may not be able to obtain all the information they would want regarding the Company. The Company is not currently registered with the SEC and currently has no periodic reporting requirements. As a result of these difficulties, as well as other uncertainties, a purchaser may not have accurate or accessible information about the Company.

We have no operating history and therefore valuation of the Common Stock is difficult and the purchase price to be paid by you for Common Stock pursuant to the terms of the applicable Offering may be too high.

Our operations to date have consisted of planning and developing the Platform as currently conceived, and establishing relationships with potential service providers. Accordingly, we have no operating history upon which an evaluation of our prospects and future performance can be made.

BUSINESS

See Business Plan attached as Exhibit A

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Liquidity and Capital Resources

In November 2020, the Company closed an offering pursuant to Regulation CF and raised $454,878.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Description of the Issuer's Securities Price, Ownership & Capital Structure

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Common (Class A and Class B)	200,000,000	100,000,000 Class B 2,900,000 Class A	Yes
Preferred	10,000,000	0	No
Token Class	190,000,000	0	No

Summary of differences between security offered and outstanding securities:

Each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

Each holder of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

There are no shares of Preferred Stock or Token Class Stock outstanding.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Leah Houston

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Leah Houston

CEO

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 (Title)

March 10, 2023

_____

(Date)

I, Leah Houston, the Chief Executive Officer of HOEC, Inc. certify that the financial statements of HOEC, Inc. included in this Form are true and complete in all material respects.

/s/ Leah Houston

_____

Leah Houston

CEO

_____

 (Title)

March 10, 2023

_____

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.